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                                                       SEC FILE NUMBER
                                                           0-17868

                                                        CUSIP NUMBER
                                                        500760 10 3

                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 FORM 12b-25


                         NOTIFICATION OF LATE FILING


(Check One): / / Form 10-K    / / Form 20-F    / / Form 11-K    /x/ Form 10-Q
             / / Form N-SAR

                For Period Ended:  March 31, 1995
                / / Transition Report on Form 10-K
                / / Transition Report on Form 20-F
                / / Transition Report on Form 11-K
                / / Transition Report on Form 10-Q
                / / Transition Report on Form N-SAR
                For the Transition Period Ended: ______________________________

 Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

_______________________________________________________________________________

PART I--REGISTRANT INFORMATION

_______________________________________________________________________________
Full Name of Registrant

                           KRAUSE'S FURNITURE, INC.
_______________________________________________________________________________
Former Name if Applicable

_______________________________________________________________________________
Address of Principal Executive Office (Street and Number)

             5980 Stoneridge Dr., Suite 109, Pleasanton, CA 94588
_______________________________________________________________________________
City, State and Zip Code

PART II--RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

/X/ (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be
/X/ filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III--NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

The Company recently changed its fiscal year from the calendar year to a 52/53 week fiscal year ending on the last Sunday in January. Additional time is required in order to complete the accounting cutoff on the former calendar year basis as required by the transition rules relating to changes in fiscal year.
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PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

                Robert G. Sharpe                510               460-6201
     ___________________________________________________________________________
                     (Name)                 (Area Code)       (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company
     Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If
     answer is no, identify report(s).                        /X/ Yes  / / No
     ___________________________________________________________________________

(3) It is anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
     thereof?                                                  /X/ Yes  / / No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

_______________________________________________________________________________

                           KRAUSE'S FURNITURE, INC.
         ___________________________________________________________
                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date   May 15, 1995                     By  /s/  Robert G. Sharpe
     ________________________________      ____________________________________
                                                Executive Vice President

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KRAUSE'S FURNITURE, INC.
SEC File Number 0-17868
CUSIP Number 500760 10 3


                                 FORM 12b-25

                         NOTIFICATION OF LATE FILING


Statement Supporting Question (3) in Part IV - Other Information

The estimated 1995 first quarter operating results of the Registrant differs significantly from the 1994 results for the following reasons:

        1. Net loss in first quarter 1995 is estimated to be $4,468,000 compared to a net loss of $2,745,000 in the first quarter 1994.

        2. Gross margins were approximately 52.1% in the first quarter 1995 compared to 54.9% in the prior year due to more product promotions.

        3. Selling, general and administrative expenses were higher in the first quarter 1995 due in part to higher sales and advertising expenses.